11020421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 01 2011 Washington, DC 110

SEC FILE NUMBER
8-68477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBERIA Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street, STE 2000
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jefferson G. Parker 504-310-7314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

701 Poydras, St, STE 3900	New Orleans	LA	70139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jefferson G. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBERIA Capital Partners, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Financial Officer

Title

Notary Public

Holly S. PoPham
Notary Public
Bar # 29658
My Commission Is For Life

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of
IBERIABANK Corporation)
Year Ended December 31, 2010
With Report of Independent Registered
Public Accounting Firm

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139

Tel: +1 504 581 4200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
IBERIA Capital Partners LLC

We have audited the accompanying statement of financial condition of IBERIA Capital Partners LLC (the Company), a wholly owned subsidiary of IBERIABANK Corporation, as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBERIA Capital Partners LLC as of December 31, 2010, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II as listed in the table of contents are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 28, 2011

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 7,346,458
Cash, customer clearing reserve account	100,000
Premises and equipment, net	734,483
Prepaid assets	23,251
Federal income taxes receivable due from parent	623,791
Investment banking receivable	198,720
Commissions receivable	12,952
Total assets	$ 9,039,655
Liabilities and stockholder's equity	
Deferred tax liability	$ 5,188
Due to parent	1,632,242
Other liabilities	36,032
Total liabilities	1,673,462
Stockholder's equity:	
Paid-in capital	8,500,000
Deficit	(1,133,807)
Total stockholder's equity	7,366,193
Total liabilities and stockholder's equity	$ 9,039,655

See accompanying notes.

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Operations

Year Ended December 31, 2010

Revenues:	
Investment banking revenues	$ 198,720
Broker commissions	32,782
Total revenues	231,502
Expenses:	
Salaries and employee benefits	1,525,872
Depreciation	62,959
Building and occupancy	14,887
Advertising and business development	20,079
Repairs and maintenance	23,103
Courier, postage, and telephone	9,574
Printing, stationery, and supplies	8,999
Legal and professional fees	108,740
Other	179,177
Total expenses	1,953,390
Loss before income taxes	(1,721,888)
Income tax benefit	606,458
Net loss	$ (1,115,430)

See accompanying notes.

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Paid-In Capital	Deficit	Total Stockholder's Equity
Balance at January 1, 2010	$ –	$ (18,377)	$ (18,377)
Capital contribution	8,500,000	–	8,500,000
Net loss	–	(1,115,430)	(1,115,430)
Balance at December 31, 2010	$ 8,500,000	$ (1,133,807)	$ 7,366,193

See accompanying notes.

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$ –
Payment of subordinated notes	–
Subordinated borrowings at December 31, 2010	$ –

See accompanying notes.

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net loss	$ (1,115,430)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	62,959
Changes in operating assets and liabilities:	
Cash, customer clearing reserve account	(100,000)
Prepaid assets	(23,251)
Federal income taxes receivable due from parent	(611,646)
Accounts receivable	(211,672)
Deferred tax liability	5,188
Other liabilities	36,032
Net cash used in operating activities	(1,957,820)
Investing activity	
Purchases of premises and equipment	(797,442)
Net cash used in investing activity	(797,442)
Financing activities	
Capital contribution	8,500,000
Net change in due to parent	1,620,097
Net cash provided by financing activities	10,120,097
Net increase in cash	7,364,835
Cash at beginning of period	(18,377)
Cash at end of period	$ 7,346,458

See accompanying notes.

Notes to Financial Statements

December 31, 2010

1. Summary of Significant Accounting Policies

Organization and Nature of Operations

IBERIA Capital Partners LLC (the Company) is a wholly owned subsidiary of IBERIABANK Corporation. The Company was formed on December 17, 2009, and received its broker dealer license approval on September 16, 2010. The Company is an institutional broker dealer located in New Orleans, Louisiana, and conducts its activities on a fully disclosed basis. Substantially all of its transactions are cleared through a clearing firm.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 8:1 before September 16, 2011, and shall not exceed 15:1 thereafter. At December 31, 2010, the Company had net capital of $5,828,516, which was $5,620,818 in excess of its required net capital of $207,698, and the Company's aggregate indebtedness ratio was 28.51%.

Clearing Arrangement

All customer accounts are carried with National Financial (NF), a division of National Financial Services, LLC, and a member of the New York Stock Exchange. The Company's commissions are collected by NF as the Company's clearing firm. NF remits the commissions, net of clearing charges, to the Company at least monthly.

Customer Transactions

The Company is a fully disclosed, introducing broker dealer and uses a clearing entity for custody of customer funds and securities.

Cash and Cash Equivalents

The Company maintains cash balances at two banks. Accounts at both institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company considers investments with original maturities of 90 days or less to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Investment Banking Receivable

The Company has receivables related to fees earned from investment banking activities. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectibility of those receivables. No reserve was recorded at December 31, 2010.

Commissions Receivable

The Company has receivables related to commissions earned from the sales of investments. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectibility of those receivables. No reserve was recorded at December 31, 2010.

Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profits and losses arising from all securities transactions entered into are recorded on a trade-date basis. Customers' securities transactions, with related commission income and expenses, are recorded on a trade-date basis.

Deposits with Clearing Organization

Included in cash, customer clearing reserve account, is a clearing deposit account that NF requires the Company to maintain, with a certain minimum balance in cash or cash equivalents. The deposit is maintained in a separate interest-bearing account. At December 31, 2010, the balance in the clearing deposit account at NF amounted to $100,000.

Premises and Equipment, Net

Premises and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to fifteen years.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of IBERIABANK Corporation. Federal income taxes are calculated as if the Company had filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IBERIABANK Corporation.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carryforwards for financial reporting and tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded when earned, sales concessions are recorded on the trade date, and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1. Summary of Significant Accounting Policies (continued)

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2010, were $18,825.

2. Premises and Equipment

Premises and equipment and the related accumulated depreciation consist of the following at December 31, 2010:

Office furniture and equipment	$ 678,042
Computer equipment	119,400
	797,442
Less accumulated depreciation	62,959
	$ 734,483

Depreciation expense for the year ended December 31, 2010, was $62,959.

3. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50% of employee contributions up to 3% of employees' eligible compensation. The Company's matching contribution for the year ended December 31, 2010, was $9,161. In addition to this matching contribution, the Company may make discretionary profit-sharing contributions to this plan. However, for the year ended December 31, 2010, no such discretionary contributions were made. Employees become fully vested in employer contributions after three years of service.

4. Related-Party Transactions

The Company has payables and non-interest bearing advances for intercompany settlement of certain operating expenses to the following related company as of December 31, 2010:

IBERIABANK Corporation	$ 1,632,242

During 2010, the Company paid IBERIABANK Corporation $23,892 in recovery of direct overhead expenses, including lease expense, and for other administrative and management services provided. These amounts are included in other expenses on the statement of operations.

At December 31, 2010, the Company has federal income taxes receivable from IBERIABANK Corporation of $623,791. The Company is included in the consolidated income tax return filed by the parent, IBERIABANK Corporation. Income taxes are allocated to the Company on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from IBERIABANK Corporation.

The Company, through its parent company, is self insured with respect to health claims. The parent company allocates to the Company its share of the health claim expenses, which are included in the salaries and employee benefits in the statement of operations.

5. Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2010:

Income taxes:	
Current:	
Federal	$ (611,646)
State	–
	(611,646)
Deferred:	
Federal	5,188
State	–
	5,188
Total tax benefit	$ (606,458)

5. Income Taxes (continued)

The reconciliation of income tax benefit computed at the U.S. statutory rate to income tax benefit for the year ended December 31, 2010, is as follows:

Federal tax at statutory rate of 35%	$ (602,661)
Meals and entertainment and other	(3,797)
Income tax expense	$ (606,458)
Effective tax rate	35.2%

The tax effects of the temporary difference that gives rise to significant portions of the deferred tax liability at December 31, 2010, is as follows:

Deferred tax liability related to:	
Depreciation of premises and equipment	$ 5,188

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current period pursuant to the provisions of Accounting Standards Codification Topic 740, *Income Taxes* (ASC 740), as if the Company were a separate taxpayer rather than a member of the parent company's consolidated income tax return group.

As of December 31, 2010, the Company had no net operating loss carryforwards for federal or state tax purposes.

The Company has reviewed its tax positions and has concluded that no provision for uncertain income tax positions is required to be recognized in the financial statements.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the year ended December 31, 2010, the Company did not recognize any interest or penalties in its financial statements, nor has it recorded an accrued liability for interest or penalty payments.

6. Commitments and Contingencies

IBERIA Capital Partners LLC has entered into an employment agreement with an employee guaranteeing two years of employment in the event that the employee is displaced for a reason other than performance of duties. This contract expires in December 2011.

Supplemental Information

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Schedule I – Computation of Basic Net Capital Pursuant to Rule 15c3-1

December 31, 2010

Net capital	
Total stockholder's equity	$ 7,366,193
Liabilities subordinated to claims of general creditors	–
Nonallowable assets:	
Receivables	156,152
Premises and equipment, net	734,483
Prepaid assets	23,251
Federal income taxes receivable	623,791
	1,537,677
Net capital	$ 5,828,516
Computation of net capital requirement	
Minimum net capital required (1/8 of aggregate indebtedness)	$ 207,698
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 207,698
Excess net capital	$ 5,620,818
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 1,661,585
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	–
Total aggregate indebtedness	$ 1,661,585
Percentage of aggregate indebtedness to net capital	28.51%

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Schedule I - Computation of Basic Net Capital Pursuant to Rule 15c3-1 (continued)

There is a difference between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010, Part II FOCUS report, as follows:

	Part II Focus Report	Calculation Above	Difference
Total stockholder's equity	$ 7,364,308	$ 7,366,193	$ 1,885
Nonallowable assets:			
Prepaid assets	23,127	23,251	124
Receivables	130,680	156,152	25,472
Total nonallowance assets	1,512,081	1,537,677	25,596
Minimum net capital required and net capital requirement	110,772	207,698	96,926
Excess net capital	5,741,455	5,620,818	120,637
Percentage of aggregate indebtedness to net capital	28.39%	28.51%	0.12%

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Schedule II – Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2010

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139

Tel: +1 504 581 4200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control, as Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
IBERIA Capital Partners LLC

In planning and performing our audit of the financial statements of IBERIA Capital Partners LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13; or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17 a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2011

General Assessment Reconciliation

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of
IBERIABANK Corporation)
For the Fiscal Period From January 1, 2010
Through December 31, 2010
With Report of Independent Accountants

IBERIA Capital Partners LLC
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

General Assessment Reconciliation

For the Fiscal Period From January 1, 2010 Through December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139
Tel: 504 581 4200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management
IBERIA Capital Partners LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of IBERIA Capital Partners LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating IBERIA Capital Partners LLC, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. IBERIA Capital Partners LLC's management is responsible for IBERIA Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   There were no findings.

2. Compared the amounts reported in the FOCUS reports for the fiscal period from January 1, 2010 through December 31, 2010, with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010.

   The amount of revenue per the FOCUS report was $231,502 and the amout of revenue per the Form SIPC-7 was $231,472.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2011

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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